SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

5th June, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No.1         Regulatory News Service Announcement, dated 5th June, 2008 re: Lloyds TSB announces Mortgage Agreement with North

52
/08
    5 June 2008

LLOYDS TSB
ANNOUNCES MORTGAGE AGREEMENT WITH NORTHERN ROCK

Lloyds TSB announced today that
it has entered into
 a
three year agreement with Northern Rock whereby certain Northern Rock mortgage customers approaching
the end of their fixed rate period will
 be offered the opportunity to switch
to a Lloyds TSB mortgage
1
.

The agreement with Northern Rock
 is
consistent with
 Lloyds TSB's strategy of building its core franchise and deepening relationships with customers. It will allow Lloyds TSB to accelerate new business growth in a low ri sk manner while assisting Northern Rock
 towards its goal of reducing the size of its balance sheet.

Commenting on today's agreement, Helen Weir, Group Executive Director, UK Retail Banking for Lloyds TSB said; "This transaction is great news for all the parties involved and is an innovative example of how we continue to deliver on our organic growth strategy and maintain the high quality of our mortg age book.

"
T
he agreement
offers Northern Rock customers a fast-track process to switch mortgage providers. Crucially, it will greatly reduce the uncertainty involved for customers who choose to switch providers and gives them peace of mind in the current
uncertain market conditions. As Lloyds TSB customers they will also have access to the full range of products and services available from the
UK
's leading financial services provider."

Under the terms of the agreement, selected Northern Rock customers reaching the end of their fixed rate term will be given the option of switching to one of Lloyds TSB's competitively priced fixed rate products
. Northern Rock customers who do choose to switch to Lloyds TSB will benefit from free legal and valuation work
2
 and a waiver of the standard application fee
3
.

Those customers who are offered the option to switch to a mortgage from Lloyds TSB, but choose not to, can stay with Northern Rock on their standard variable rate or look to the market or their broker for an alternative mortgage deal.

For further information:-

Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
E-mail:
michael.oliver@ltsb-finance.co.uk

Media Relations
Leigh Calder
    +44 (0) 20 7356 1347
Senior Manager, Media Relations
E-mail:
leigh.calder@lloydstsb.co.uk

Notes to editors:
1 Subject to Lloyds TSB normal terms & conditions
2 Subject to standard exceptions
3 Standard application fee of £99

Detail of the deal:
Six easy steps for Northern Rock customers:

  Customer receives letter and brochure and chooses the mortgage deal in which they are interested.
  Customer returns the coupon at the end of the letter or calls Northern Rock to start the switching process.
  Customer is sent an illustration showing the monthly payment and key facts about the mortgage deal.
  If happy, customers call Northern Rock to ask them to proceed.
  If the new mortgage is approved, Cheltenham & Gloucester* sends a mortgage loan agreement and mortgage deed to the customer.
  Customer signs and returns documents and process completes.

* Cheltenham & Gloucester plc administers mortgages on behalf of Lloyds TSB

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance.

 By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     5th June, 2008